October 11, 2005

Mr. James P. Santelli
Vice President – Finance and Chief Financial Officer
Digital Angel Corporation
490 Villaume Avenue
South Saint Paul, MN 55075

       RE: **Digital Angel Corporation**
                Form 10-K for the Fiscal Year ended December 31, 2004
                Filed March 8, 2005

                Form 10-Q for the quarterly period ended March 31, 2005
                File No. 1-15177

Dear Mr. Santelli:

       We have reviewed your supplemental response letter dated September 14, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 4, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 1. The Company and Basis of Presentation, page 37

Revenue Recognition, page 39

1.   We appreciate the additional information provided during our telephone conversation on October 6, 2005. We note that OuterLink's business is to provide a mobile asset tracking service. The components of this service include CP2 satellite transceivers, a monthly messaging and tracking service and CommTrack software, a dispatch software. We understand that the CP2 satellite transceivers have software embedded in them, software that is referred to as "Firmware". We do not disagree with your conclusion that "Firmware" would be incidental to the entire service being provided. However, we believe that the dispatch software, or CommTrack software, is more than incidental (as defined in footnote 2 to SOP 97-2) to the entire service being provided. We note that some

form of dispatch software is necessary to make the entire service being provided meaningful to the customer. We also note that CommTrack software is not embedded in any hardware, but is a separate deliverable. Finally, we note that you have 15 customers, accounting for 25% of the business, that use dispatch software other than CommTrack software as their primary dispatch software, so the software can be, and frequently is, substituted with competitor software. Based upon your history and current revenue recognition policy, it does not appear that your current policy would differ from a revenue recognition policy that was in accordance with SOP 97-2. Please confirm that this is the case, or tell us how revenue recognition would differ upon a determination that the CommTrack software was more than incidental to the service being provided. Provided that there would be no difference in revenue recognition, we will not object to your current policy. However, you should continue to monitor your compliance with both SOP 97-2 and EITF 00-21 as your business develops, particularly as you make changes to the entire service being offered.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Philip T. Colton
        Winthrop & Weinstine, P.A.